UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N62509 109

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509 109	13D	Page 2 of 11

1	Names of reporting persons BCLS Fund III Investments, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power 4,000,000 Ordinary Shares
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power 4,000,000 Ordinary Shares

11	Aggregate amount beneficially owned by each reporting person 4,000,000 Ordinary Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.9%
14	Type of reporting person PN

CUSIP No. N62509 109	13D	Page 3 of 11

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power 4,000,000 Ordinary Shares
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power 4,000,000 Ordinary Shares

11	Aggregate amount beneficially owned by each reporting person 4,000,000 Ordinary Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.9%
14	Type of reporting person PN

CUSIP No. N62509 109	13D	Page 4 of 11

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power 356,572 Ordinary Shares
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power 356,572 Ordinary Shares

11	Aggregate amount beneficially owned by each reporting person 356,572 Ordinary Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person PN

CUSIP No. N62509 109	13D	Page 5 of 11

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power 43,428 Ordinary Shares
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power 43,428 Ordinary Shares

11	Aggregate amount beneficially owned by each reporting person 43,428 Ordinary Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%
14	Type of reporting person PN

CUSIP No. N62509 109	13D	Page 6 of 11

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares, nominal value €0.12 per share (the “Ordinary Shares”), of NewAmsterdam Pharma Company N.V., a public limited liability company incorporated in the Netherlands (the “Issuer”). The principal executive office of the Issuer is located at Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

Item 2. Identity and Background

(a) This schedule 13D is being filed jointly by BCLS Fund III Investments, LP, a Delaware limited partnership (“BCLS Fund III”), BCLS II Investco, LP, a Delaware limited partnership (“BCLS II Investco”), Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership (“BCLS Fund II”), and BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS” and, together with BCLS Fund III, BCLS II Investco and BCLS Fund II, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company (“BCLS III GP”), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership (“BCLS III”), which is the managing member of BCLS Fund III Investments GP, LLC, a Delaware limited liability company (“BCLS Fund III GP”), which is the general partner of BCLS Fund III.

BCLSI is the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company (“BCLSI II”), which is the general partner of BCLS Fund II.

BCLS II Investco (GP), LLC, a Delaware limited liability company (“BCLS II Investco GP”), whose managing member is BCLS Fund II, is the general partner of BCLS II Investco.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston” and, together with the Reporting Persons, BCLSI, BCLS III GP, BCLS III, BCLS Fund III GP, BCLSI II and BCLS II Investco GP, the “Bain Capital Life Sciences Entities”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 2, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(c) Each of the Bain Capital Life Sciences Entities is principally engaged in the business of investment in securities.

(d) During the last five years, none of the Bain Capital Life Sciences Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Bain Capital Life Sciences Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. N62509 109	13D	Page 7 of 11

(f) BCLS Fund II and BCLSI II are organized under the laws of the Cayman Islands. BCLS Fund III, BCLS II Investco, BCIPLS, BCLSI, BCLS III GP, BCLS III, BCLS Fund III GP, BCLS II Investco GP and Boylston are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

The Business Combination

On November 22, 2022 (the “Closing Date”), the Issuer consummated its business combination pursuant to a Business Combination Agreement, dated as of July 25, 2022 (the “Business Combination Agreement”), by and among the Issuer, Frazier Lifesciences Acquisition Corporation (“FLAC”), NewAmsterdam Pharma Holding B.V. and NewAmsterdam Pharma Investment Corporation (the “Business Combination”).

Pursuant to the terms of the Business Combination Agreement, (i) each issued and outstanding ordinary share of FLAC was canceled and extinguished in exchange for a claim for an Ordinary Share, which claim was contributed into the Issuer against the issuance of a corresponding Ordinary Share on the Closing Date and (ii) on the Closing Date, each outstanding warrant to purchase a Class A ordinary share of FLAC became a warrant (each, a “Warrant”) to purchase one Ordinary Share on the same contractual terms. As a result, (i) BCLS Fund II received 267,429 Ordinary Shares and Warrants to purchase an aggregate of 89,143 Ordinary Shares in consideration for the equity securities of FLAC held by BCLS Fund II prior to the Business Combination and (ii) BCIPLS received 32,517 Ordinary Shares and Warrants to purchase an aggregate of 10,857 Ordinary Shares in consideration for the equity securities of FLAC held by BCIPLS prior to the Business Combination.

The Subscription Agreements

In addition, on the Closing Date, BCLS Fund III and BCLS II Investco each purchased 4,000,000 Ordinary Shares from the Issuer at a price of $10.00 per share pursuant to the terms of a Subscription Agreement, each dated July 25, 2022 (the “Subscription Agreements”), by and among the Issuer, FLAC and the investor party thereto. BCLS Fund III and BCLS II Investco each used their own working capital to acquire such Ordinary Shares.

References to and the description of the Subscription Agreements set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Subscription Agreement, which is attached hereto as Exhibit B and incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On the Closing Date, Nicholas Downing, M.D., a Principal at Bain Capital Life Sciences, joined the Issuer’s board of directors (the “Board”).

CUSIP No. N62509 109	13D	Page 8 of 11

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons review, and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer, exercise their Warrants to purchase Ordinary Shares or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, (i) BCLS Fund III holds 4,000,000 Ordinary Shares, representing approximately 4.9% of the outstanding Ordinary Shares, (ii) BCLS II Investco holds 4,000,000 Ordinary Shares, representing approximately 4.9% of the outstanding Ordinary Shares, (iii) BCLS Fund II holds 267,429 Ordinary Shares and Warrants to purchase an aggregate of 89,143 Ordinary Shares, together representing approximately 0.4% of the outstanding Ordinary Shares, and (iv) BCIPLS holds 32,571 Ordinary Shares and Warrants to purchase an aggregate of 10,857 Ordinary Shares, together representing less than 0.1% of the outstanding Ordinary Shares.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 8,300,000 Ordinary Shares and Warrants to purchase an aggregate of 100,000 Ordinary Shares, together representing approximately 10.3% of the outstanding Ordinary Shares.

The percentage of the outstanding Ordinary Shares beneficially owned by the Reporting Persons is based on 81,559,780 Ordinary Shares outstanding as of November 22, 2022, as reported by the Issuer in its Shell Company Report on Form 20-F, filed with the Securities and Exchange Commission on November 28, 2022.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

CUSIP No. N62509 109	13D	Page 9 of 11

Warrants

References to and the description of the Warrants set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Warrant Agreement and the Warrant Assignment, Assumption, and Amendment Agreement, each of which is attached hereto as Exhibits C and D, respectively, and incorporated by reference herein.

Exercisability. The Warrants will become exercisable 30 days after the Closing Date and will expire five years after the Closing Date.

Exercise price. The initial exercise price per Ordinary Share purchasable upon exercise of the Warrants is $11.50. The exercise price is subject to certain anti-dilution adjustments.

Redemption for cash when the price of Ordinary Shares equals or exceeds $18.00. Once the Warrants become exercisable, the Issuer may, subject to certain exceptions, call the Warrants for redemption (i) in whole and not in part, (ii) at a price of $0.01 per Warrant, (iii) upon not less than 30 days’ prior written notice; and (iv) if, and only if, the closing price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which notice of the redemption is sent to the Warrant holders (the “Reference Value”).

Redemption for cash when the price of Ordinary Shares equals or exceeds $10.00. Once the Warrants become exercisable, the Issuer may, subject to certain exceptions, redeem the outstanding Warrants (i) in whole and not in part, (ii) at $0.10 per Warrant upon a minimum of 30 days’ prior written notice; provided that during such 30 day period holders will be able to exercise the Warrants on a cashless basis and receive the number of Ordinary Shares determined by reference to the table set forth in the Warrant Agreement; (iii) if, and only if, the Reference Value equals or exceeds $10.00 per share on the trading day before the Issuer sends the notice of redemption to the Warrant holders; and (iv) if the Reference Value is less than $18.00 per share, the Issuer concurrently calls for redemption certain private placement warrants.

Rights as a stockholder. Except as otherwise provided in the Warrant Agreement or by virtue of the holder’s ownership of Ordinary Shares, the holder of a Warrant does not have the rights or privileges of a holder of Ordinary Shares, including any voting rights, until the holder exercises the Warrant.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Form of Subscription Agreement (incorporated by reference to Annex C to the Issuer’s Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the Securities and Exchange Commission on October 13, 2022)

Exhibit C	Form of Warrant Agreement (incorporated by reference to Exhibit 4.4 to FLAC’s Registration Statement on Form S-1 (Reg. No. 333-250858), filed with the Securities and Exchange Commission on November 20, 2020)

Exhibit D	Form of Warrant Assignment, Assumption and Amendment Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form F-4 (File No. 333-266510), filed with the Securities and Exchange Commission on October 13, 2022)

CUSIP No. N62509 109	13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 2, 2022	BCLS Fund III Investments, LP

	By:	BCLS Fund III Investments GP, LLC,
its general partner

	By:	Bain Capital Life Sciences Fund III, L.P.,
its member

	By:	Bain Capital Life Sciences III General Partner,
LLC, its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director

BCLS II Investco, LP

	By:	BCLS II Investco (GP), LLC,
its general partner

	By:	Bain Capital Life Sciences Fund II, L.P.,
its managing member

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director

Bain Capital Life Sciences Fund II, L.P.

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director

CUSIP No. N62509 109	13D	Page 11 of 11

BCIP Life Sciences Associates, LP

By:	Boylston Coinvestors, LLC,
its general partner

By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Authorized Signatory